

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2018

Martin A. Kropelnicki
Chief Executive Officer
California Water Service Group
1720 North First Street
San Jose, CA, 95112

> **Re:** **SJW Group**
> **DFAN14A filed July 27, 2018**
> **Filed by California Water Service Group**
> **File No. 001-08966**

Dear Mr. Kropelnicki:

We have the following comment on the filing above:

1. The DFAN14A listed above includes a transcript of your Q2 2018 earnings call on July 26, 2018. On that call, you made the following statement regarding California Water's ability to complete its tender offer for SJW: "[W]e cannot …complete the tender offer without CPUC approval and we need SJW's collaboration in order to do that." This statement appears to contradict the disclosure in your amended tender offer materials and in your response letter (response to comment 1) to us dated June 21, 2018. Responding to comment 1 in our June 12, 2018 comment letter, on June 21, 2018 you revised your offer materials to state: "If SJW does not cooperate [in the CPUC filing], California Water would seek permission to file the application without SJW's signature…" The response and revisions to your tender offer materials give the impression that you could obtain CPUC approval without SJW's cooperation; your statements on the July 26, 2018 earnings call indicate the opposite. Please promptly amend your tender offer materials to clarify this inconsistency and tell us how you will disseminate this important information regarding your ability to consummate your hostile tender offer for SJW Group (other than by an EDGAR filing alone). Your revised disclosure should explain what has changed since June 21, 2018, such that you no longer believe you can obtain CPUC approval without SJW's cooperation, as this may be an important element of the regulatory approval process that may help SJW Group shareholders gauge the potential for the success of your offer.

Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Mara Ransom, Assistant Director, Office of Consumer Products, at (202) 551-3720, or me at (202) 551- 3263 with any other questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Eduardo Gallardo, Esq. (via email)